UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant's name into English)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

Amendment of a Material Definitive Agreement and the Second Closing

On August 7, 2021, Powerbridge Technologies Co., Ltd. (“Powerbridge” or the “Company”) (Nasdaq: PBTS) entered into an amendment (the “Closing Statement”) to the securities purchase agreement initially entered into with YA II PN, LTD. (the “Investor”) on April 9, 2021 (the “Purchase Agreement”).

Pursuant to the Purchase Agreement, the Investor agreed to purchase convertible notes (the “Notes”) in the aggregate principal amount of US$7,000,000 (the “Principal”), which shall be convertible into the Company’s ordinary shares (the “Ordinary Shares”) par value $0.00166667 per share, and a warrant (the “Warrant”) to purchase 571,429 Ordinary Shares (the “Offering”), for gross proceeds of approximately US$6,790,000. The first closing of the offer and sale of the first Note (the “First Note”) in the principal amount of $4,000,000 was completed on April 9, 2021.

Pursuant to the Closing Statement, the Company and the Investor agreed that, among other thing, (i) the Principal shall be increased to US$8,000,000; (ii) the principal amount of the second Note (the “Second Note”) is reduced from $3,000,000 to $2,000,000; (iii) the number of Ordinary Shares to be issued pursuant to the Warrant shall be increased from 571,429 to 653,061; and (iv) promptly after the Securities and Exchange Commission (the “SEC”) declares effective a registration statement to be filed by the Company pursuant to a registration rights agreement (the “Registration Rights Agreement”), the Investor agrees to purchase the third Note (the “Third Note”) in the principal amount of $2,000,000, which shall have identical terms as those of the Second Note.

Except as expressly amended by the Closing Statement, the Second Note has essentially identical terms to the First Note. The closing of the second Note in the principal amount of $2,000,000 was completed on August 9, 2021.

The foregoing description of the Purchase Agreement, the Notes, the Warrant, the Closing Statement and the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, the Notes and the Warrants, a copy of which is filed as Exhibit 10.1, Exhibit 10.2, and Exhibit 10.3 to the Current Report on Form 6-K filed with the SEC on April 9, 2021, and the full text of the Closing Statement and the Registration Rights Agreement, a copy of which is filed herewith as Exhibit 10.1 and Exhibit 10.2 to this Current Report on Form 6-K.

Item 9.01	Financial Statements and Exhibits.

10.1	Closing Statement
10.2	Registration Rights Agreement

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2021

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor Chief Financial Officer

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